UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AtriCure, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04963C 20 9

(CUSIP Number)

David J. Drachman

6217 Centre Park Drive

West Chester, Ohio 45069

(513) 755-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6469

May 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04963C 20 9

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Drachman
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds* PF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 511,208
	(8)	Shared voting power 0
	(9)	Sole dispositive power 511,208
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 511,208
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 3.12%
(14)	Type of reporting person* IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on March 25, 2011 relating to the shares of common the shares of the common stock, par value, $0.001 per share (the “Common Stock”) of AtriCure, Inc., a Delaware corporation whose principal executive offices are located at 6217 Centre Park Drive, West Chester, Ohio 45069 (the “Issuer”). This Statement on Schedule 13D is being filed by David J. Drachman (the “Reporting Person”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See Item 11 and Item 13 of the cover page (1)

(b) See Items 7 through 10 of the cover page (1)

(c) During the sixty days prior to the date of the report, the Reporting Person effected the following transactions in the Common Stock:

Date	Shares	Transaction Type	Price Per Share
07/29/12	8,740	Disposition to Issuer	$8.43
08/14/12	50,000	Open Market Sale	$7.45
08/15/12	24,000	Open Market Sale	$7.22
08/16/12	2,500	Open Market Sale	$7.03
09/05/12	50,000	Open Market Sale	$6.55
09/06/12	180,583	Open Market Sale	$6.53
09/07/12	8,400	Open Market Sale	$6.80
09/12/12	20,000	Open Market Sale	$7.04

(d) N/A

(e) As of May 23, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

As the President and Chief Executive Officer of the Issuer, the Reporting Person is eligible to participate in equity compensation plans afforded to the Issuer’s executive officers, including, but not limited to, the 2005 Equity Incentive Plan.

Effective August 2, 2012, the Reporting Person and the Issuer entered into an agreement in connection with the Reporting Person’s resignation of his employment with the Issuer, which resignation shall be effective September 30, 2012. The agreement provides for certain compensatory payments to be made by the Issuer to the Reporting Person provided that the Reporting Person does not revoke any provision of the agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

99.1	Power of Attorney (incorporated by reference to the Statement on Schedule 13D filed on March 25, 2011)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID J. DRACHMAN

By:	/s/ F. Mark Reuter

Attorney-in-Fact for David J. Drachman
President and Chief Executive Officer
Date: September 13, 2012

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.